News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Fourth Quarter and Year-End Results

CALGARY, Feb. 28 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three months and year ended December 31, 2007.

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HIGHLIGHTS

	Three Months Ended December 31, 2007	2006	Change	Year Ended December 31, 2007	2006	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	114,450	118,322	(3)	460,320	426,418	8
Gross margin(1)	28,612	34,488	(17)	131,779	135,362	(3)
Net income	3,653	16,907	(78)	38,568	72,450	(47)
Per share						
- basic	0.10	0.47	(79)	1.06	2.00	(47)
- diluted	0.10	0.46	(78)	1.06	1.98	(46)
Cash flow from operations(2)	19,582	25,507	(23)	87,642	101,932	(14)
Per share						
- basic	0.53	0.70	(24)	2.40	2.81	(15)
- diluted	0.53	0.70	(24)	2.40	2.79	(14)
EBITDA(3)	18,790	28,421	(34)	97,789	109,533	(11)
Per share						
- basic	0.51	0.78	(35)	2.68	3.02	(11)
- diluted	0.51	0.78	(35)	2.68	3.00	(11)
Working capital	92,156	31,225	195	92,156	31,225	195
Shareholders' equity	350,915	303,510	16	350,915	303,510	16
Weighted average common shares outstanding (No.)						
Basic	36,757	36,270	1	[illegible]	36,286	-
Diluted	36,844	36,384	1	[illegible]	36,547	-
				(No.)	(No.)	(%)
Operating						
Fracturing spreads at period end						
Conventional fracturing				24	21	14
Coalbed methane				4	4	-
Total				28	25	12
Coiled tubing units				18	14	29
Cementing units				16	13	23

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP, and accordingly, may not be comparable to similar measures used by other companies.

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PRESIDENT'S MESSAGE

I am pleased to present the highlights for the three months and year ended December 31, 2007 and provide an outlook for the remainder of the year. During the fourth quarter, our Company:

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- purchased the fracturing assets of a local Canadian competitor at a discount to replacement cost, and subsequently deployed these assets to our highest activity regions;
- commenced fracturing operations in the Burgos field of northern Mexico; and
- prepared for the start-up of our cementing operations in Argentina which are expected to commence early in the second quarter of 2008.

Financial Highlights

For the three months ended December 31, 2007, the Company:

- realized revenue of $114.5 million, a decrease of 3 percent from the comparable period in 2006;
- earned net income of $3.7 million or $0.10 per share (basic); and
- recorded cash flow from operations before changes in non-cash working capital of $19.6 million or $0.53 per share (basic).

For the year ended December 31, 2007, Calfrac:

- increased revenue by 8 percent to $460.3 million;
- earned net income of $38.6 million or $1.06 per share (basic);
- recorded cash flow from operations before changes in non-cash working capital of $87.6 million or $2.40 per share (basic); and
- improved average consolidated revenue per fracturing job by 10% to $62,466 from $56,759 in 2006.

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Operational Highlights

Canada

The fourth quarter of 2007 in western Canada proved to be more challenging than the previous quarter due to uncertainty over proposed changes to Alberta's royalty regime combined with a continued low price for natural gas and stronger Canadian dollar. The result was lower than expected activity levels and continued price discounting. However, the Company did complete a large number of CBM jobs and its shallow gas and deep coiled tubing operations were more active than the comparable quarter of 2006.

United States and Mexico

Calfrac's U.S. operations experienced lower revenue on a sequential basis primarily as a result of pricing pressures in the Fayetteville shale basin of Arkansas. Activity in Arkansas remained strong in the fourth quarter, although not at the same pace as experienced in the third quarter of 2007. We were successful in diversifying our customer base and service lines in this region providing a solid foundation for future growth in 2008 and beyond.

Activity in the Rocky Mountain region of the United States was hampered somewhat by natural gas pipeline constraints. While many operators actively drilled in the fourth quarter of 2007, completions were delayed until late 2007 and into 2008 to coincide with the Express Pipeline being placed into service.

The Company completed its first Mexican fracturing job during mid-November. Equipment related to the start-up of Mexican operations was redeployed from Calfrac's existing North American operating fleet. We have assembled a quality management team and are working to grow these operations in the future. Fourth quarter results for Mexican operations resulted in a net start-up loss of approximately $0.03 per share. We do, however, expect improved financial results from our Mexican operations on a go-forward basis.

Russia

Calfrac established record revenues for its Russian operations during the fourth quarter of 2007. Both fracturing and coiled tubing operations experienced a very active quarter. Unfortunately, higher fuel and maintenance costs reduced operating margins in the quarter. The higher fuel costs were directly related to the colder than normal weather, which also resulted in longer rig-in times in the month of December.

Outlook

Calfrac believes that the long-term fundamentals for natural gas prices are strong. The recent rise in the price of natural gas provides cautious optimism for activity levels throughout the remainder of 2008 and into 2009. While this optimism provides the foundation for future growth it does not distract us from our continued focus of operating our Company as efficiently as possible through a period of potentially lower levels of activity in selected geographical markets.

In Canada, the appreciation of the Canadian dollar during 2007 and uncertainty surrounding the proposed new royalty regime in Alberta may negatively impact 2008 drilling activity levels in the Western Canada Sedimentary Basin. While many drilling forecasts for Canada expect reduced levels of activity in 2008, our operations to date have been very strong. Pricing appears to have leveled off and discussions with our customers as to their plans for the remainder of the year have provided positive momentum for a stronger 2008 than many in the industry previously expected. Drilling activity in the deeper, more technical areas of northern Alberta and northeast British Columbia, as well as the shallow gas regions of southern Alberta, are forecast to remain a focus for natural gas producers in the coming year. Calfrac continues to experience a move towards larger fracturing jobs in Canada which require additional horsepower. This could provide the foundation for growth in Canada in 2008 and beyond. In the short-term, well recompletion and workover activity in 2008 is expected to increase and offset some of the decline in new drilling activity. Calfrac anticipates that the lower levels of activity experienced in the CBM market during 2007 will continue into 2008,

but will be mitigated somewhat by the Company's long-term contracts.

Overall, strong demand is expected for the Company's services in the United States during 2008 and these operations are expected to continue to be a major driver of the Company's consolidated financial performance. As discussed earlier, natural gas takeaway issues in Colorado are believed to have been resolved with the commissioning of the Express Pipeline in January 2008. Activity in the Piceance Basin thus far in 2008 has been significantly higher than that experienced in the latter part of 2007, which should lead to significant increases in activity on a year-over-year basis. Additionally, the Company's growing customer base in Arkansas is expected to result in strong fracturing and cementing activity levels throughout 2008. We still remain very optimistic on future development in the Fayetteville shale play, and potential opportunities in the Arkoma basin in Oklahoma. As is the case in Canada, the Company continues to experience a move towards higher rate jobs in all regions in the U.S. due to the continued evolution of the development of tight gas and shale gas plays which fits well with Calfrac's capital program for additional horsepower capacity.

Calfrac's Russian operations in 2008 will be supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. Consequently, the Company's current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units is expected to be highly utilized throughout 2008. With the Company's larger operating fleet throughout 2008 and continued focus on improving its operating efficiencies during the upcoming year, we expect our Russian operations to continue to provide a meaningful contribution to the financial performance of the Company.

In Mexico, Calfrac plans to continue to grow its operations through the start-up phase and improve its financial and operating performance. As well, the Company intends to pursue new opportunities to enhance its operating presence within this new geographic market.

In Argentina, Calfrac plans to commence cementing operations early in the second quarter of 2008, anchored by a negotiated arrangement with a leading oil and natural gas company in that country. The Company has redeployed certain cementing equipment from its Canadian operations and has constructed the remaining support equipment locally. This fifth geographical market continues Calfrac's strategy of diversification into new regions that are not dependant upon the natural gas drilling markets of North America.

On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

February 28, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of February 27, 2008 and is a review of the financial condition and results of operations of the Company based on accounting principles generally accepted in Canada. Its focus is primarily a comparison of the financial performance for the years ended December 31, 2007 and 2006 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for those periods as well as the MD&A for the year ended December 31, 2006. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

All financial amounts and measures presented in this MD&A are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used within this MD&A have been included at the end of this MD&A.

Fourth Quarter 2007 Performance Summary

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well stimulation services. The Company has established a leadership position through an expanding geographic network, larger operating fleet and growing customer base. For the three months ended December 31, 2007, the Company:

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- earned revenue of $114.5 million compared to $118.3 million in the same period of 2006;
- recorded net income of $3.7 million or $0.10 per share (basic) versus $16.9 million or $0.47 per share (basic) in the same period of 2006; and
- realized cash flow from operations before changes in non-cash working capital of $19.6 million or $0.53 per share (basic) compared to $25.5 million or $0.70 per share (basic) in the same period of 2006.

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Revenue

Canada

Revenue from Canadian operations for the fourth quarter of 2007 decreased by 20 percent to $63.5 million from $79.8 million in the same three-month period of 2006. Canadian fracturing revenue for the quarter totalled $53.8 million, a decrease of 22 percent from the $68.8 million earned in the corresponding quarter of 2006. This decrease was primarily due to lower fracturing activity levels in the deeper basins of western Canada than in the previous year and relatively high activity levels in the CBM and shallow gas regions of Alberta. During the fourth quarter of 2007, the Company completed 1,287 Canadian fracturing jobs for average revenue of $41,806 per job compared to 1,244 jobs for average revenue of $55,295 per job in the same period of 2006. The decline in per job revenues from the previous year was primarily due to significant competitive pricing pressures in the Canadian market and a higher percentage of total activity being derived from CBM fracturing operations.

For the three months ended December 31, 2007, revenue from Canadian coiled tubing operations decreased by 12 percent to $4.6 million from $5.2 million for the same period in 2006. During the fourth quarter of 2007, the Company completed 862 jobs for average revenue of $5,305 per job compared to 1,922 jobs for average revenue of $2,694 per job in 2006. The increase in the average revenue per job was due primarily to higher activity in the deeper, more technically challenging basins of western Canada.

Revenue from Calfrac's cementing operations in the fourth quarter of 2007 was $5.1 million, a 13 percent decrease from the $5.9 million recorded in the fourth quarter of 2006. The Company completed 820 jobs for average revenue of $6,221 per job in the fourth quarter of 2007 compared to 480 jobs for average revenue of $12,234 per job in the same period of 2006. The decrease in the average cementing revenue per job was primarily due to a higher proportion of shallow cementing jobs completed as compared to the prior year's quarter as well as the impact of competitive pricing pressures in western Canada.

United States and Mexico

During the fourth quarter of 2007, revenue from the Company's United States operations increased by 8 percent to $31.5 million from $29.0 million in the same period of 2006. In Mexico, Calfrac recorded revenue of $1.7 million during the three months ended December 31, 2007. These operations commenced in 2007 and, accordingly, there is no comparable revenue in the 2006 period. The increase in U.S. revenue was due primarily to the commencement of fracturing operations in Arkansas during March 2007 offset by lower activity levels in western and eastern Colorado and a weaker U.S. dollar. On a year-over-year basis, the appreciation of the Canadian dollar negatively

impacted reported revenues by approximately $5.1 million. For the three months ended December 31, 2007, the Company completed 412 U.S. fracturing jobs for average revenue of $74,898 per job compared to 385 jobs for average revenue of $75,427 per job in the fourth quarter of 2006. The lower revenue per job was mainly due to competitive pricing pressures in the Piceance Basin and a stronger Canadian dollar offset slightly by Calfrac's entry into the Arkansas fracturing market during 2007.

Russia

Calfrac's revenue from operations in Russia during the fourth quarter of 2007 increased by 89 percent to $17.9 million from $9.4 million in the same three-month period of 2006, due primarily to a larger equipment fleet and higher fracturing and coiled tubing activity levels offset slightly by a stronger Canadian dollar. If the U.S./Canadian dollar exchange rate for the fourth quarter of 2007 had remained consistent with the same period in 2006, the reported revenue for the Company's Russian operations would have increased by approximately $2.9 million.

Gross Margin

Fourth quarter consolidated gross margin was $28.6 million in 2007, a 17 percent decrease from the $34.5 million recorded in the corresponding period in 2006. As a percentage of revenue, consolidated gross margin was 25 percent in the fourth quarter of 2007 compared to 29 percent in the same period of 2006. The decrease in consolidated gross margin was primarily a result of lower activity levels and competitive pricing pressures in Canada, extremely cold weather in Russia during December 2007, which increased operating costs, and start-up expenses in Mexico, all of which were offset slightly by improved financial results in the United States.

Expenses

Operating Expenses

During the fourth quarter of 2007, operating costs increased by 2 percent to $85.8 million from $83.8 million in the corresponding three-month period of 2006, due primarily to higher levels of activity and broader scale of operations in the United States and Russia as well as start-up expenses related to the Company's new operations in Mexico, all of which were offset by lower activity levels in Canada combined with the impact of a stronger Canadian dollar.

SG&A Expenses

SG&A expenses were $8.7 million for the quarter ended December 31, 2007 compared to $7.9 million in the same period of 2006. As a percentage of revenue, SG&A expenses for the fourth quarter of 2007 increased slightly to 8 percent from 7 percent in the same period of 2006. The increase in SG&A expenses during the fourth quarter of 2007 was primarily related to higher administrative costs to support broader worldwide operations partially offset by a reduction in bonus expenses due to lower Company profitability and a weaker U.S. dollar.

Interest, Depreciation and Other Expenses

The Company recorded net interest expense of $2.3 million for the quarter ended December 31, 2007 compared to $0.7 million in the comparable period of 2006. The higher interest expense in 2007 was mainly related to the issuance of senior unsecured notes in February 2007 for US$135.0 million offset partially by interest earned on the Company's surplus cash.

Depreciation expense in the fourth quarter of 2007 increased by 38 percent to $10.5 million from $7.6 million in the corresponding quarter of 2006 mainly as a result of the Company's larger fleet of equipment operating

in North America.

Income Tax

The Company recorded income tax expense of $2.3 million for the quarter ended December 31, 2007 compared to $3.2 million in the same period of 2006. Total income tax expense was lower than in the respective quarter of 2006 primarily due to lower profitability in Canada. During the fourth quarter of 2007, the Company recorded a current tax recovery of $2.2 million compared to an expense of $2.9 million in 2006. Calfrac recorded a future income tax expense of $4.6 million for the three months ended December 31, 2007 compared to $0.3 million in the same quarter of 2006. The effective income tax rate for the three months ended December 31, 2007 was 39 percent compared to 16 percent in the same period of 2006. The increase in total income tax expense and overall rate was a result of a greater proportion of the Company's earnings being generated from the United States, where Calfrac's operations are subject to income tax at full statutory rates.

Net Income

During the fourth quarter of 2007 the Company's net income totalled $3.7 million or $0.10 per share (basic), a 78 percent decrease from the $16.9 million or $0.47 per share (basic) recorded in the same quarter of 2006. Net income during the fourth quarter of 2007 decreased as compared to the same period in 2006 primarily as a result of a lower gross margin combined with higher depreciation and interest expenses as well as the realization of foreign exchange losses instead of the foreign exchange gains that were recorded in 2006.

Cash Flow

Cash flow from operations before changes in non-cash working capital for the three months ended December 31, 2007 decreased by 23 percent to $19.6 million or $0.53 per share (basic) from $25.5 million or $0.70 per share (basic) in 2006. The decline in cash flow from operations was mainly due to lower profitability from the Company's Canadian operations.

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Summary of Quarterly Results

Three Months Ended	Mar.31, 2006	Jun.30, 2006	Sep.30, 2006	Dec.31, 2006
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	126,010	66,973	115,112	118,322
Gross margin(1)	49,927	14,446	36,500	34,488
Net income (loss)	34,556	1,569	19,418	16,907
Per share				
- basic	0.95	0.04	0.54	0.47
- diluted	0.94	0.04	0.53	0.46
Cash flow from operations(2)	41,656	7,208	27,560	25,507
Per share				
- basic	1.15	0.20	0.76	0.70
- diluted	1.13	0.20	0.76	0.70
EBITDA(3)	42,736	8,761	29,614	28,421
Per share				
- basic	1.18	0.24	0.82	0.78
- diluted	1.16	0.24	0.81	0.78
Capital expenditures	50,631	36,501	23,931	44,415

Working capital	37,071	28,741	31,158	31,225
Shareholders' equity	271,084	267,559	287,616	303,510
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	18	19	19	21
Coalbed methane	4	4	4	4
Total	22	23	23	25
Coiled tubing units	12	14	14	14
Cementing units	9	11	11	13

Three Months Ended	Mar.31, 2007	Jun.30, 2007	Sep.30, 2007	Dec.31, 2007
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	128,507	87,778	129,585	114,450
Gross margin(1)	38,222	22,095	42,851	28,612
Net income (loss)	18,777	(303)	16,441	3,653
Per share				
- basic	0.52	(0.01)	0.45	0.10
- diluted	0.52	(0.01)	0.45	0.10
Cash flow from operations(2)	28,827	10,835	28,398	19,582
Per share				
- basic	0.79	0.30	0.78	0.53
- diluted	0.79	0.30	0.78	0.53
EBITDA(3)	30,324	14,569	34,107	18,790
Per share				
- basic	0.84	0.40	0.94	0.51
- diluted	0.83	0.40	0.93	0.51
Capital expenditures	48,521	19,972	11,345	12,101
Working capital	105,549	86,971	99,696	92,156
Shareholders' equity	326,184	321,218	336,858	350,915
	(No.)	(No.)	(No.)	(No.)
Operating				
Fracturing spreads				
Conventional	23	23	24	24
Coalbed methane	4	4	4	4
Total	27	27	28	28
Coiled tubing units	14	15	17	18
Cementing units	15	15	16	16

1. Gross margin is defined as revenue less operating expenses excluding depreciation. Gross margin is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2. Cash flow is defined as "funds provided by operations" as reflected in the consolidated statement of cash flows. Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the

Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA is defined as income before interest, taxes, depreciation and amortization. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

2007 Year-End Performance Summary

For the year ended December 31, 2007, Calfrac:

- increased revenue by 8 percent to $460.3 million from $426.4 million in 2006;
- earned net income of $38.6 million or $1.06 per share (basic), a decrease of $33.9 million or $0.94 per share (basic) from the previous year;
- recorded cash flow from operations before changes in non-cash working capital of $87.6 million or $2.40 per share (basic) compared to $101.9 million or $2.81 per share (basic) in 2006;
- achieved EBITDA of $97.8 million versus $109.5 million a year ago; and
- incurred capital expenditures of $91.9 million primarily to expand the pumping capacity of its fracturing equipment fleet.

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Revenue

Canada

Revenue from Canadian operations for 2007 decreased by 22 percent to $249.5 million from $318.0 million in 2006 primarily as a result of decreased fracturing activity in western Canada, a higher percentage of shallow gas jobs performed, which tend to have lower revenues on a per job basis, and competitive pricing pressures across all service lines, especially in the CBM fracturing market. Canadian fracturing revenue totalled $215.7 million, a decrease of $62.5 million or 22 percent from 2006. During 2007, the Company completed 4,481 Canadian fracturing jobs for average revenue of $48,130 per job compared to 5,238 jobs for $53,105 per job in the prior year. This decrease in fracturing job count during 2007 correlates closely with the decline in overall industry drilling activity experienced in western Canada during the same period. The revenue per job for Canadian fracturing operations was lower in 2007 due primarily to significant price competition in the CBM market and a higher proportion of shallow gas fracturing jobs completed during the current year, which tend to have lower per job revenues.

The Company's revenue from coiled tubing operations decreased by $2.0 million in 2007 to $16.2 million from $18.2 million in the previous year. In 2007, 3,798 jobs were completed for average revenue of $4,258 per job compared to 5,875 jobs for $3,102 per job in 2006. Canadian coiled tubing revenue per job increased year-over-year primarily as a result of a proportionate increase in the number of deeper coiled tubing jobs completed in western Canada during 2007.

For the year ended December 31, 2007, revenue from Calfrac's cementing operations totalled $17.6 million versus $21.6 million in 2006. This 19 percent decrease was due primarily to a larger percentage of cementing jobs being completed in the shallower regions of southern Alberta and competitive pricing pressures. During 2007, the Company completed 1,933 jobs for average revenue of $9,121 per job compared to 1,974 jobs for average revenue of $10,959 per job in 2006.

United States and Mexico

During 2007, revenue from Calfrac's United States operations was $145.1 million, up by 68 percent from $86.3 million in 2006. The Company had revenue of $1.7 million from its recently initiated operations in Mexico. For the year ended December 31, 2007, the Company completed 1,679 U.S. fracturing jobs for average revenue of $85,940 per job compared to 1,284 jobs for $67,037 per job recorded in the previous year. The substantial increase in total and per job revenue during 2007 from the prior year was primarily due to the commencement of fracturing operations in Arkansas, combined with strong levels of activity in the DJ Basin, only somewhat offset by lower activity in the Piceance Basin and a stronger Canadian dollar.

Russia

In Russia, Calfrac's revenue from operations increased year-over-year by $41.9 million to $64.0 million in 2007 primarily as a result of a larger fleet of equipment and operating scale. During 2007, the Company deployed two additional multi-pumper fracturing spreads and two new deep coiled tubing units into western Siberia and currently operates three fracturing spreads and five coiled tubing units in this geographical market. The Company believes that these operations have attained sufficient size to generate solid operating and financial results into 2008.

Gross Margin

Consolidated gross margin for the year ended December 31, 2007 decreased by 3 percent to $131.8 million from $135.4 million in 2006 primarily due to improved financial performance from Calfrac's United States and Russia operations being slightly more than offset by the impact of competitive pricing pressures and lower activity levels in western Canada. Consolidated gross margin as a percentage of revenue decreased to 29 percent from 32 percent in 2006 mainly due to pricing pressures and lower activity levels in the Canadian market.

Expenses

Operating Expenses

Calfrac's operating expenses in 2007 increased by 13 percent to $328.5 million from $291.1 million in the prior year primarily due to higher activity in the United States and Russia as well as costs related to new district locations, offset partially by lower activity in Canada and the impact of a stronger Canadian dollar. During the past year, the Company incurred higher expenses related to the commencement of new district operations in Edson, Alberta; Beebe, Arkansas; Reynosa, Mexico; and Purpe, Russia.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses for the Company in 2007 totalled $31.7 million, an increase of 12 percent or $3.3 million from the previous year. These higher costs were primarily a result of the growth in Calfrac's scale of operations and revenue base in North America and Russia offset slightly by lower bonus expenses due to lower Company profitability. As a percentage of revenue, SG&A expenses were 7 percent in 2007, consistent with 2006.

Interest, Depreciation and Other Expenses

Net interest expense increased to $9.5 million in 2007 from $2.3 million in 2006 mainly as a result of interest pertaining to the issuance of US$135.0 million of senior unsecured notes in February 2007, offset slightly by interest earned on the Company's cash balances. In 2007, depreciation expense increased by 44 percent or $11.4 million to $37.1 million primarily as a result of the deployment of three fracturing spreads, four coiled tubing

units, three cementing units and other related equipment as well as a full year of depreciation on 2006 equipment additions.

Income Tax

During 2007 Calfrac recorded an income tax expense of $12.7 million compared to $9.0 million in the prior year. Current tax expense for the year ended December 31, 2007 decreased to $3.9 million from $7.5 million in 2006. The Company recorded future income tax expense of $8.8 million for the year ended December 31, 2007, up from $1.5 million in 2006. For 2007 the effective rate of income tax increased to 25 percent from 11 percent in the previous year primarily due to a higher proportion of the Company's profits being earned in the United States and Russia, which are taxed at full statutory rates, and to lower taxable earnings in Canada, which have a significantly lower effective income tax rate due to tax attributes from the amalgamation with Denison Energy Inc.

Net Income

For the year ended December 31, 2007, Calfrac's net income was $38.6 million or $1.06 per share (basic) compared to $72.5 million or $2.00 per share (basic) in 2006. The decline in net income from 2006 was primarily due to a lower gross margin combined with higher depreciation, interest and income tax expenses as well as the realization of foreign exchange losses instead of the foreign exchange gains that were recorded in 2006.

Cash Flow

The Company's cash flow from operations before changes in non-cash working capital was $87.6 million in 2007, a 14 percent decrease from the previous year. This reduction was primarily a result of:

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- a 13 percent increase in operating expenses to $328.5 million; and
- net interest expense that rose to $9.5 million from $2.3 million in the prior year;

partially offset by:

- total revenue increasing by 8 percent or $33.9 million to $460.3 million; and
- a $3.7 million decrease in the current income tax provision to $3.9 million.

In 2007 and 2006, cash flow was used to partially finance the Company's capital expenditures program.

Liquidity and Capital Resources

Years ended December 31,	2007	2006
(000s)	($)	($)
Cash provided (used in):		
Operating activities	79,483	110,518
Financing activities	89,918	42,756
Investing activities	(123,610)	(136,881)
Effect of exchange rate changes on cash and cash equivalents	(12,267)	-
Increase in cash and cash equivalents	33,524	16,393

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Operating Activities

The Company's 2007 cash flow from operations, excluding changes in non-cash working capital, was $87.6 million compared to $101.9 million in 2006. The decrease in cash flow was primarily due to lower revenues in Canada resulting from lower activity levels and competitive pricing pressures partially offset by improved financial performance of Calfrac's operations in the United States and Russia. As at December 31, 2007, Calfrac had working capital of $92.2 million compared to working capital of $31.2 million in 2006. The increase in working capital was primarily due to a higher cash balance as a result of the issuance of the senior unsecured notes in February 2007.

Financing Activities

Total long-term debt increased to $129.5 million at December 31, 2007 from $60.0 million at the end of the prior year. On February 13, 2007, Calfrac completed a private placement of senior unsecured notes for an aggregate principal of US$135.0 million. These notes are due on February 15, 2015 and bear interest at 7.75 percent per annum. The Company has additional available credit facilities of $90.0 million with a syndicate of Canadian chartered banks. The operating line of credit is $25.0 million with advances bearing interest at either the bank's prime rate, U.S. base rate, LIBOR plus 1 percent or bankers' acceptances plus 1 percent. The revolving term loan is $65.0 million and bears interest at either the bank's prime rate plus 0.25 percent, U.S. base rate plus 0.25 percent, LIBOR plus 1.25 percent or bankers' acceptances plus 1.25 percent. At this date, the Company has unused credit facilities in the amount of $90.0 million.

At December 31, 2007, the Company also had cash and cash equivalents of $39.1 million. A portion of these funds were invested in short term investments, none of which were exposed to the liquidity issues surrounding asset-backed securities.

The common shares of the Company trade on the Toronto Stock Exchange and, at this date, Calfrac has 37,372,832 common shares outstanding. The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors and they qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends are funded by cash flow from operations, excluding changes in non-cash working capital, and totalled $3.7 million in 2007 and $3.6 million in 2006.

Investing Activities

During 2007, net cash used for investing activities decreased to $123.6 million from $136.9 million in 2006. For the year ended December 31, 2007, capital expenditures totalled $91.9 million, down from $155.5 million in the prior year. The current year's capital expenditures were primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout Canada, the United States, Mexico and Russia as well as supplementing the fracturing and coiled tubing fleet in Russia. A portion of these expenditures was related to the completion of the 2006 capital program, including:

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- the completion of two additional fracturing spreads;
- one new deep coiled tubing unit deployed to Russia and another into western Canada; and
- the deployment of four cementing units. Two units were deployed into the Deep Basin markets in Canada and the remaining two units were transferred to Calfrac's operations in Arkansas.

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In November 2007, the Company purchased certain fracturing assets of a

Canadian competitor for total consideration of $24.9 million. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately $13.9 million in cash and the issuance of 597,526 common shares.

With its strong working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations and budgeted plans for 2008 and beyond.

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Contractual Obligations and Contingencies

		Payment Due by Period			
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
(000s)	($)	($)	($)	($)	($)
Operating leases	24,985	7,250	7,741	4,796	5,198
Purchase obligations	44,007	16,999	25,907	1,101	-
Total contractual obligations	68,992	24,249	33,648	5,897	5,198

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As outlined above, Calfrac has various contractual obligations related to the leasing of vehicles, equipment and facilities as well as raw material purchase commitments.

Greek Legal Proceedings

As described in note 11 to the consolidated financial statements, the Company is involved in a number of legal proceedings in Greece. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceeding have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate the Company's potential exposure to these legal proceedings at this time.

Outlook

Calfrac believes that the long-term fundamentals for natural gas prices are strong, but the appreciation of the Canadian dollar during the last year and uncertainty surrounding the proposed new royalty regime in Alberta may negatively affect 2008 drilling activity levels in the Western Canada Sedimentary Basin. The Petroleum Services Association of Canada estimates that 14,500 wells will be drilled during 2008, a decrease of 22 percent from 2007, which was substantially lower than 2006.

The Company anticipates that this significant forecast reduction in activity may lead to increased price competition, higher levels of merger and acquisition activity and a possible consolidation in the Canadian pressure pumping service sector during 2008. Drilling activity in the deeper, more technical areas of northern Alberta and northeast British Columbia as well as the shallow gas regions of southern Alberta are forecast to remain a focus for natural gas producers in the coming year. Additionally, well recompletion activity in 2008 is expected to increase and offset some of the decline in new drilling activity. Calfrac anticipates that the lower levels of activity experienced in the CBM market during 2007 will continue into 2008, but be mitigated somewhat by the Company's long-term contracts.

Overall, strong demand is expected for the Company's services in the United States during 2008 and these operations are expected to continue to be

a major driver of the Company's consolidated financial performance. During the fourth quarter of 2007, the Company began to experience stronger competitive pricing pressures throughout its fracturing operations and these lower pricing levels are expected to remain essentially unchanged in the upcoming year. Natural gas takeaway issues in the Piceance Basin are believed to have been resolved with the commissioning of the Express Pipeline in January 2008. This should lead to significant increases in activity on a year-over-year basis. Drilling activity levels in the Denver Julesburg Basin in 2008 are anticipated to remain comparable with the previous year. Additionally, the Company's growing customer base in Arkansas is expected to result in strong fracturing and cementing activity levels throughout 2008.

In Mexico, Calfrac plans to continue to grow its operations through the start-up phase and improve its financial and operating performance. As well, the Company intends to pursue new opportunities to expand its operating presence within this new geographical market.

Calfrac's Russian operations in 2008 will be supported by two recently signed annual contracts with one of Russia's largest oil and natural gas companies. Consequently, the Company's current equipment fleet of three multi-pumper fracturing spreads and five deep coiled tubing units is expected to be highly utilized throughout 2008. Unlike past years, in which the Company has grown its operating scale through the deployment of additional equipment, Calfrac in 2008 will focus on improving its operating efficiencies during the upcoming year to enhance the financial performance of this geographic segment.

In Argentina, Calfrac plans to commence cementing operations early in the second quarter of 2008, anchored by negotiated arrangements with a leading oil and natural gas company in that country. The Company has redeployed certain cementing equipment from its Canadian operations and has constructed the remaining support equipment locally. This fifth geographical market continues Calfrac's strategy of diversification into new regions that are not dependant upon the natural gas drilling markets of North America.

Fourth Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its 2007 fourth quarter results at 10:00 a.m. (Calgary time) on Friday, February 29, 2008. The conference call dial-in number is 1-800-732-1073 or 416-644-3423. The seven-day replay numbers are 1-877-289-8525 or 416-640-1917 and enter 21263870 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Advisories

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this Press Release constitute forward-looking statements or information. Forward-looking statements contained in this report include statements that may contain words such as "anticipate", "can", "may", "expect", "believe", "intend", "forecast", or similar words suggesting future outcomes or statements regarding an outlook. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events and trends in the oil and natural gas industry. Readers are cautioned that the foregoing list of significant factors is not exhaustive. These statements are derived from certain assumptions and analysis made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances. These statements are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report and that could cause actual results to differ materially from the Company's expectations. Although Calfrac believes that the expectations

presented by these forward-looking statements are reasonable, there can be no assurances that actual results or developments anticipated by the Company will be realized or that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this Press Release are made as at the date of this report and Calfrac assumes no obligation to update publicly any such forward-looking information whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws. The forward-looking statements contained in this Press Release are expressly qualified under this cautionary statement.

Non-GAAP Measures

Certain measures in this Press Release do not have any standardized meaning as prescribed under Canadian GAAP, such as gross margin, cash flow from operations, cash flow, cash flow per share (basic), cash flow per share (diluted), EBITDA, EBITDA per share (basic) and EBITDA per share (diluted) and, therefore, are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this Press Release in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this Press Release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd. can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

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CONSOLIDATED BALANCE SHEETS

As at December 31,	2007	2006
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents (note 3)	39,104	5,580
Accounts receivable	86,980	84,481
Income taxes recoverable	786	-
Inventory	25,013	13,387
Prepaid expenses and deposits	5,611	7,463
	157,494	110,911
Capital assets	388,987	327,832
Long-term investment	928	396
Goodwill	6,003	6,003
Future income taxes	5,498	9,048
	558,910	454,190
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	65,338	77,344
Income taxes payable	-	2,342
	65,338	79,686
Long-term debt (note 4)	129,535	60,000
Other long-term liabilities	1,882	4,743
Future income taxes	7,135	-

Deferred credit	4,105	6,251
	207,995	150,680
Shareholders' equity		
Capital stock (note 5)	155,254	139,841
Shares held in trust (note 6)	(2,199)	(3,869)
Contributed surplus (note 7)	6,025	4,393
Retained earnings	198,039	163,145
Accumulated other comprehensive income (loss) (note 2)	(6,204)	-
	350,915	303,510
	558,910	454,190

Contingencies (note 11)
See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	114,450	118,322	460,320	426,418
Expenses				
Operating	85,838	83,834	328,541	291,056
Selling, general and administrative	8,740	7,929	31,685	28,350
Depreciation	10,526	7,621	37,107	25,699
Interest, net	2,295	702	9,450	2,341
Equity share of income from long-term investments	68	-	(532)	(72)
Foreign exchange losses (gains)	1,014	(1,837)	2,299	(2,516)
Loss (gain) on disposal of capital assets	-	(25)	538	67
	108,481	98,224	409,088	344,925
Income before income taxes	5,969	20,098	51,232	81,493
Income tax expense				
Current	(2,241)	2,903	3,865	7,538
Future	4,557	288	8,799	1,505
	2,316	3,191	12,664	9,043
Net income for the period	3,653	16,907	38,568	72,450
Retained earnings, beginning of period	196,241	148,052	163,145	94,322
Dividends	(1,855)	(1,814)	(3,674)	(3,627)
Retained earnings, end of period	198,039	163,145	198,039	163,145

Earnings per share (note 5)				
Basic	0.10	0.47	1.06	2.00
Diluted	0.10	0.46	1.06	1.98

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Net income for the period	3,653	16,907	38,568	72,450
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(148)	-	(6,204)	-
Comprehensive income	3,505	16,907	32,364	72,450
Accumulated other comprehensive income (loss), beginning of period	(6,056)	-	-	-
Other comprehensive income (loss) for the period	(148)	-	(6,204)	-
Accumulated other comprehensive income (loss), end of period	(6,204)	-	(6,204)	-

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31,		Year Ended December 31,	
	2007	2006	2007	2006
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income for the period	3,653	16,907	38,568	72,450
Items not involving cash				
Depreciation	10,526	7,621	37,107	25,699
Amortization of debt issue costs	140	-	570	-
Stock-based compensation	638	716	2,592	2,283
Equity share of income from long-term investments	68	-	(532)	(72)
Loss on disposal of capital				

assets	-	(25)	538	67
Future income taxes	4,557	288	8,799	1,505
Funds provided by operations	19,582	25,507	87,642	101,932
Net change in non-cash operating assets and liabilities	16,389	(257)	(8,159)	8,586
	35,971	25,250	79,483	110,518
Financing activities				
Issue of long-term debt (note 4)	159	11,583	199,949	56,583
Long-term debt repayments	-	(1,908)	(107,546)	(7,198)
Dividends	(1,855)	(1,814)	(3,674)	(3,627)
Purchase of common shares (note 6)	(169)	-	(2,207)	(3,869)
Net proceeds on issue of common shares	880	85	3,396	867
	(985)	7,946	89,918	42,756
Investing activities				
Purchase of capital assets	(12,101)	(44,415)	(91,939)	(155,478)
Proceeds on disposal of capital assets	-	130	416	4,289
Acquisition of subsidiary (note 10)	(13,854)	-	(13,854)	-
Net change in non-cash working capital from purchase of capital assets	(3,084)	11,542	(18,233)	14,308
	(29,039)	(32,743)	(123,610)	(136,881)
Effect of exchange rate changes on cash and cash equivalents	(131)	-	(12,267)	-
Increase in cash position	5,816	453	33,524	16,393
Cash and cash equivalents (bank indebtedness), beginning of period	33,288	5,127	5,580	(10,813)
Cash and cash equivalents, end of period	39,104	5,580	39,104	5,580

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months and Year Ended December 31, 2007
(000s) (unaudited)

1. Basis of Presentation

   These financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements.

2. Summary of Significant Accounting Policies

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows:

(a) Foreign Currency Translation

During the first quarter of 2007, the Company's U.S. subsidiaries were reclassified from integrated to self-sustaining foreign operations. As a result, the Company prospectively adopted the current rate method of translating its U.S. operations into Canadian dollars whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income. Prior to this reclassification, the Company's U.S. operations were translated into Canadian dollars using the temporal method, which the Company continues to follow in respect of its other foreign operations. Under the temporal method, monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, while non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(b) Comprehensive Income

The Company adopted CICA Handbook Section 1530, Comprehensive Income on January 1, 2007. The new standard introduced comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a new category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements now include a statement of AOCI, which provides the continuity of the AOCI balance.

(c) Financial Instruments

On January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments - Recognition and Measurement. This standard establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at cost. Accounts payable are designated as "other financial liabilities" and are

carried at cost. Long-term debt is designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

3. Bank Indebtedness

The Company has an operating loan facility of $25,000 bearing interest at the bank's prime rate. The facility is secured by a General Security Agreement over all Canadian assets of the Company. The balance outstanding on the facility has been netted against cash on deposit in these financial statements (December 31, 2007 - $518, December 31, 2006 - $3,407).

4. Long-Term Debt

	2007	2006
(000s)	($)	($)
US$135,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	129,535	-
Extendible revolving capital equipment facility totaling $125,000 bearing interest at the bankers' acceptance rate plus stamping fees of 1.25%, requiring fixed principal payments of $2,400 per quarter commencing March 31, 2008, and a final payment of $24,000 on December 31, 2011, secured by a General Security Agreement over all Canadian assets of the Company	-	60,000
	129,535	60,000
Current portion of long-term debt	-	-
	129,535	60,000

In conjunction with the issuance of the US$135,000 of senior unsecured notes on February 13, 2007, the Company fully repaid amounts outstanding on its extendible revolving capital equipment facility. This facility was reduced to $65,000 and remains undrawn as at December 31, 2007.

Long-term debt as at December 31, 2007 is presented net of $4,290 of unamortized financing costs related to the issuance of the senior unsecured notes. Interest expense for the year ended December 31, 2007 includes amortization of debt issue costs in the amount of $570.

5. Capital Stock

Authorized capital stock consists of an unlimited number of common shares.

The continuity of issued common shares and related values is as follows:

	Shares	Amount
	(No.)	($000s)
December 31, 2005	36,333,276	138,767
Issued upon exercise of stock options	55,132	1,074
December 31, 2006	36,388,408	139,841
Issued on acquisition of subsidiary (note 10)	597,526	11,058
Issued upon exercise of stock options	215,938	4,355
December 31, 2007	37,201,872	155,254

The weighted average number of common shares outstanding for the year ended December 31, 2007 was 36,463,220 basic and 36,537,763 diluted (2006 - 36,286,332 basic and 36,547,182 diluted). The difference between basic and diluted shares is attributable to the dilutive effect of stock options issued by the Company and the shares held in trust (see note 6).

6. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2007, the Trust held 91,414 shares which were purchased on the open market at a cost of $2,199 (December 31, 2006 - 113,508 shares at a cost of $3,869). These shares vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

7. Contributed Surplus

The continuity of contributed surplus is as follows:

	2007	2006
(000s)	($)	($)
Balance, January 1	4,393	2,317
Stock options expensed	2,591	2,283
Stock options exercised	(959)	(207)
Balance, December 31	6,025	4,393

8. Stock-Based Compensation

(a) Stock Options

Continuity of Stock Options	2007		2006	
	Options	Average exercise price	Options	Average exercise price
	(No.)	($)	(No.)	($)
Outstanding, January 1	1,505,796	22.15	818,578	18.39
Granted during the year	30,000	20.20	776,550	25.89
Exercised for common shares	(215,938)	15.73	(55,132)	15.73
Forfeited	(95,635)	26.46	(34,200)	27.18
Balance, December 31	1,224,223	22.90	1,505,796	22.15

All stock options vest equally over three years and expire three and one-half years from the date of grant. The estimated fair value of options granted is determined by using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4 percent, average expected life of 2.83 years, expected volatility of 34 - 36 percent and expected dividends of $0.10 per annum. This amount is charged to compensation expense over the vesting period. When stock options are exercised, the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(b) Stock Units

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled in either cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2007, $435 of compensation expense was recognized for deferred stock units (2006 - $328).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled in either cash or Company shares purchased on the open market. During the year ended December 31, 2007, $278 of compensation expense was recognized for performance stock units (2006 - $265).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

9. Related-Party Transactions

During 2007, the Company purchased $26,620 (2006 - $26,890) of products and services from a company in which it holds a 30% equity interest. At December 31, 2007, accounts payable included $2,743 of indebtedness to the related party (December 31, 2006 - $7,234).

10. Acquisition

On November 14, 2007, the Company acquired all of the shares of 1361745 Alberta Ltd. for cash and share consideration totaling $24,912. The Company issued 597,526 common shares with a value of $11,058 in conjunction with the acquisition, in addition to $13,854 of cash. One-hundred percent of the consideration paid was assigned to capital assets, as the acquired company had no other assets or liabilities.

11. Contingencies

Greek Operations

As a result of the acquisition and amalgamation with Denison in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of former employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation amounting to approximately $12,400 was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of damages. On February 12, 2008 the scheduled hearing date for the appeal was postponed until June 3, 2008 to enable counsel to the Company to seek a judicial order entitling the Company to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. The Company intends to vigorously defend the appeal decision before the Athens Court of Appeal both in relation to the merits of the plaintiffs' case and in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Athens Court of Appeal, the Company intends to assess its rights of appeal to the Supreme Court of Greece as well as any other court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded damages of approximately $50, before interest. The Company has appealed this decision, but no date has been set for the hearing of such appeal. Another one of the lawsuits was heard by the Supreme Court of Greece

on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. The remaining action has been postponed indefinitely pending the outcome of the lawsuit involving the largest group of plaintiffs discussed above.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

12. Segmented Information

The Company's activities are conducted in three geographic markets: Canada, the United States (including Mexico) and Russia. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States and Mexico	Inter segment Elimina-tions	Consoli-dated
(000s)	($)	($)	($)	($)	($)
Three Months Ended December 31, 2007					
Revenue	63,478	17,852	33,120	-	114,450
Operating income(1)	8,630	2,201	9,041	-	19,872
Segmented assets(2)	399,057	105,806	190,047	(136,000)	558,910
Capital expenditures	483	3,257	8,361	-	12,101
Goodwill	6,003	-	-	-	6,003
Three Months Ended December 31, 2006					
Revenue	79,837	9,446	29,039	-	118,322
Operating income(1)	16,746	671	9,142	-	26,559
Segmented assets(2)	438,879	64,832	35,547	(85,068)	454,190
Capital expenditures	33,313	7,867	3,235	-	44,415
Goodwill	6,003	-	-	-	6,003
Year Ended December 31, 2007					
Revenue	249,473	64,041	146,806	-	460,320
Operating income(1)	41,788	12,070	46,236	-	100,094
Segmented assets(2)	399,057	105,806	190,047	(136,000)	558,910
Capital expenditures	23,810	32,022	36,107	-	91,939
Goodwill	6,003	-	-	-	6,003

Year Ended December 31,

82-34909

2006					
Revenue	318,018	22,123	86,277	-	426,418
Operating income (loss)(1)	81,033	(2,389)	28,368	-	107,012
Segmented assets(2)	438,879	64,832	35,547	(85,068)	454,190
Capital expenditures	114,402	35,860	5,216	-	155,478
Goodwill	6,003	-	-	-	6,003

(1) Operating income (loss) is defined as revenue less operating expenses (excluding depreciation) and selling, general and administration expenses.

(2) Assets operated by the Company's U.S. subsidiary during 2006 were acquired through a lease arrangement with the Canadian parent company. The cost base of these assets was $63.3 million at December 31, 2006. During 2007, these assets were sold to the U.S. subsidiary by the parent company.

The following table sets forth consolidated revenue by service line:

	Three Months Ended December 31, 2007	Three Months Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2006
(000s)	($)	($)	($)	($)
Fracturing	98,417	103,531	403,844	374,096
Coiled tubing	10,329	8,919	37,992	30,689
Cementing	5,704	5,872	18,484	21,633
	114,450	118,322	460,320	426,418

13. Subsequent Event

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property previously owned by ChemErgy at a value of $512, and the issuance of 71,581 common shares of the Company at a deemed value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. This acquisition is expected to generate synergies associated with bringing the Company's chemical supply and development requirements in-house.

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%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 21:14e 28-FEB-08

END